UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2014

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheets
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Unaudited Interim Consolidated Statements of Cash Flows

On October 8, 2014, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2014. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2014. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2013 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 9, 2014

EXFO Reports Fourth-Quarter and Fiscal 2014 Results

Q4 2014
▪	Sales total US$59.7 million with gross margin reaching 63.0%
▪	Bookings attain US$57.3 million, up 6.3% year-over-year
▪	Adjusted EBITDA amounts to US$5.8 million, 9.6% of sales

Fiscal 2014
▪	Sales total US$230.8 million, while bookings attain US$240.4 million
▪	Adjusted EBITDA amounts to US$14.4 million, 6.2% of sales
▪	Operating expenses decrease US$6.2 million year-over-year

QUEBEC CITY, CANADA, October 8, 2014 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today financial results for the fourth quarter and fiscal year ended August 31, 2014.

Sales in the fourth quarter of fiscal 2014 reached US$59.7 million compared to US$63.9 million in the third quarter of 2014 and US$60.9 million in the fourth quarter of 2013. Annual sales decreased 4.7% to US$230.8 million in fiscal 2014 from US$242.2 million in 2013.

Bookings totaled US$57.3 million for a book-to-bill ratio of 0.96 in the fourth quarter of fiscal 2014 compared to US$66.5 million in the third quarter of 2014 and US$54.0 million in the fourth quarter of 2013. Overall for fiscal 2014, bookings increased 3.0% to US$240.4 million for a book-to-bill ratio of 1.04 from US$233.5 million in 2013.

Gross margin before depreciation and amortization* attained 63.0% of sales in the fourth quarter of fiscal 2014 compared to 63.3% in the third quarter of 2014 and 62.9% in the fourth quarter of 2013.  In fiscal 2014, gross margin improved to 62.4% of sales compared to 61.8% in 2013.

In the fourth quarter of fiscal 2014, IFRS net earnings amounted to US$1.2 million, or US$0.02 per diluted share, including US$1.1 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange loss of US$0.3 million.

In the third quarter of 2014, IFRS net earnings totaled US$1.7 million, or US$0.03 per diluted share, including US$1.0 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange loss of US$1.1 million.

In the fourth quarter of 2013, IFRS net earnings amounted to US$3.8 million, or US$0.06 per diluted share, including US$1.1 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange gain of US$1.3 million.

In fiscal 2014, IFRS net earnings totaled US$0.8 million, or US$0.01 per diluted share, including US$4.1 million in after-tax amortization of intangible assets, US$1.7 million in stock-based compensation costs and a foreign exchange gain of US$1.6 million.

In 2013, IFRS net earnings totaled US$1.3 million, or US$0.02 per diluted share, including US$6.4 million in after-tax amortization of intangible assets, US$1.8 million in stock-based compensation costs, US$0.1 million in after-tax restructuring charges and a foreign exchange gain of US$4.1 million.

Adjusted EBITDA** totaled US$5.8 million, or 9.6% of sales, in the fourth quarter of fiscal 2014 compared to US$7.3 million, or 11.5% of sales, in the third quarter of 2014 and US$7.1 million, or 11.6% of sales, in the fourth quarter of 2013. Adjusted EBITDA amounted to US$14.4 million, or 6.2% of sales, in fiscal 2014 compared to US$17.3 million, or 7.2% of sales in 2013.

Cash and short-term investments increased by US$9.6 million to US$59.8 million in fiscal 2014, despite US$7.9 million in additions to capital assets, including the asset acquisitions of ByteSphere and Aito Technologies.

“After a challenging first quarter, EXFO delivered bookings growth of 6% to 10% year-over-year in each of the last three quarters to close fiscal 2014 with a bookings increase of 3% and a book-to-bill ratio of 1.04 compared to 0.96 in a more difficult 2013,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “This bookings trend demonstrates we have passed an inflection point on the strength of several new products and solutions that are starting to have a consistent market impact. EXFO has significantly transformed itself in 2014 by bringing to market end-to-end solutions related to key challenges faced by fixed and mobile network operators such as increasing network capacity, assuring quality of experience, enhancing productivity, or introducing new strategic technologies like VoLTE, NFV and SDN.”

“Given our continued flow of innovative solutions, recent contract wins with tier-1 wireless operators and two strategic technology acquisitions, I am confident our bookings momentum will persist and allow EXFO to deliver revenue and earnings growth,” Mr. Lamonde added. “Based on cost savings of US$6 million in 2014, we are also entering 2015 with strong earnings leverage as reflected in the second half of 2014 in which we increased sales and bookings 3.2% and 6.9% year-over-year while generating adjusted EBITDA of US$13.1 million, or 10.6% of sales. With impending sales growth and continued cost controls, our 15% adjusted EBITDA margin target is clearly achievable in a not-too-distant future.”

Selected Financial Information (unaudited)
(In thousands of US dollars)

		Q4 2014		Q3 2014		Q4 2013	FY 2014		FY 2013

Sales		$59,742		$63,882		$60,888		$230,806	$242,150
Bookings		$57,335		$66,508		$53,960		$240,405	$233,480
Book-to-bill ratio		0.96		1.04		0.89		1.04	0.96
Gross margin before depreciation and amortization*		$37,633		$40,413		$38,314		$143,970	$149,681
		63.0%		63.3%		62.9%		62.4%	61.8%

Other selected information:
Net earnings		$1,204		$1,665		$3,802		$783	$1,341
Amortization of intangible assets		$1,117		$1,025		$1,173		$4,398	$6,643
Stock-based compensation costs		$424		$407		$437		$1,696	$1,768
Restructuring charges	$	−	$	−	$	−	$	−	$89
Net income tax effect of the above items		$(62)		$(63)		$(64)		$(256)	$(294)
Foreign exchange gain (loss)		$(334)		$(1,126)		$1,312		$1,634	$4,082
Adjusted EBITDA**		$5,756		$7,345		$7,052		$14,391	$17,338

Operating Expenses
Selling and administrative expenses totaled US$21.5 million, or 35.9% of sales, in the fourth quarter of fiscal 2014 compared to US$21.7 million, or 34.0% of sales, in the third quarter of 2014 and US$21.4 million, or 35.1% of sales, in the fourth quarter of 2013. In fiscal 2014, selling and administrative expenses amounted to US$86.4 million, or 37.4% of sales, compared to US$88.8 million, or 36.6% of sales, in 2013.

Gross R&D expenses attained US$12.5 million, or 20.8% of sales, in the fourth quarter of fiscal 2014 compared to US$13.6 million, or 21.3% of sales, in the previous quarter and US$12.5 million, or 20.6% of sales, in the fourth quarter of 2013. In fiscal 2014, gross R&D expenses reached US$52.4 million, or 22.7% of sales, compared to US$54.3 million, or 22.4% of sales, in 2013.

Net R&D expenses amounted to US$10.8 million, or 18.2% of sales, in the fourth quarter of fiscal 2014 compared to US$11.7 million, or 18.4% of sales, in the third quarter of 2014 and US$10.3 million, or 16.9% of sales, in the fourth quarter of 2013. In fiscal 2014, net R&D expenses totaled US$44.8 million, or 19.4% of sales, compared to US$45.4 million, or 18.8% of sales, in 2013.

FY 2014 Highlights
▪
Sales. Sales of Physical-Layer solutions (Optical and Copper Access) decreased 6.3% year-over-year, while bookings increased 3.0% during the same period. Sales of Protocol-Layer solutions (Transport & Datacom, Wireless and Service Assurance) decreased 1.2% year-over-year while bookings increased 3.0%.

Sales to wireless customers improved to an estimated 30% to 32% of total sales in fiscal 2014 from 26% to 28% in 2013 due to increased market focus and new product introductions.

EXFO announced three major wireless contract wins in 2014, including two with tier-1 mobile network operators for integrated end-to-end solutions involving productivity enhancements, improved quality of experience and heightened network visibility and analytics. These two orders should start to be recognized into revenue in the second quarter of 2015.

Sales decreased 4.9% year-over-year to US$121.8 million in the Americas, 4.5% to US$64.0 million in Europe, Middle East and Africa, and 4.3% to US$45.0 million in Asia-Pacific, while bookings increased year-over-year in all three regions.

EXFO’s largest customer accounted for 6.1% of sales in fiscal 2014, while the company’s top-three customers represented 11.6%. In comparison, EXFO’s largest customer accounted for 6.1% of sales in 2013, while the company’s top-three customers represented 13.5%.

▪
Profitability. EXFO generated adjusted EBITDA of US$14.4 million, or 6.2% of sales, in fiscal 2014 compared to US$17.3 million, or 7.2% of sales, in 2013. Selling and administrative expenses (US$2.3 million), net R&D expenses (US$0.6 million) as well as depreciation and amortization expenses (US$3.3 million) decreased by a total of US$6.2 million in fiscal 2014.

▪
Innovation. EXFO launched 24 new products or major enhancements in fiscal 2014, including five in the fourth quarter. Key new product introductions during 2014 included, among others, an all-in-one optical and Ethernet test module that accelerates the deployment and troubleshooting of wireless backhaul, small cell or Ethernet networks; FTB-2, the industry’s smallest platform for high-speed, multi-technology field testing; a tablet-based OTDR series that simplifies and reduces testing time on fixed and mobile networks; and a fully automated fiber inspection probe that eliminates error risks and reduces fiber connector inspection time by more than 50%.

▪
Transformation. EXFO accelerated its focus on solutions that help network operators enhance quality of experience, reduce operating costs and increase network visibility. In 2014, the company released a monitoring solution, featuring the highest polling capabilities for millions of distributed network elements, to provide end-to-end network infrastructure performance; and a service assurance solution that enables mobile operators to proactively monitor and assure quality of experience of voice-over-LTE (VoLTE) deployments. EXFO also acquired the assets of ByteSphere (network element polling) and Aito Technologies (customer experience assurance and analytics software).

Business Outlook
EXFO forecasts sales between US$58.0 million and US$63.0 million for the first quarter of fiscal 2015, while IFRS net results are expected to range between a loss of US$0.01 per share and earnings of US$0.03 per share. IFRS net loss/earnings include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the fourth quarter of fiscal 2014. To listen to the conference call and participate in the question period via telephone, dial 1-416-359-3130. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on October 15, 2014. The replay number is 1-402-977-9141 and the reservation number is 21732154. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO’s intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. Key technologies supported include 3G, 4G/LTE, VoLTE, IMS, video, Ethernet/IP, SNMP, OTN, FTTx, xDSL and various optical technologies accounting for more than 38% of the global portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

NON-IFRS MEASURES

EXFO provides non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain or loss.

The following tables summarize the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Q4 2014	Q3 2014	Q4 2013	FY 2014	FY 2013

IFRS net earnings for the period	$1,204	$1,665	$3,802	$783	$1,341

Add (deduct):

Depreciation of property, plant and equipment	1,258	1,219	1,446	4,995	6,028
Amortization of intangible assets	1,117	1,025	1,173	4,398	6,643
Interest and other income	(30)	(220)	(37)	(326)	(113)
Income taxes	1,449	2,123	1,543	4,479	5,664
Restructuring charges	–	–	–	–	89
Stock-based compensation costs	424	407	437	1,696	1,768
Foreign exchange (gain) loss	334	1,126	(1,312)	(1,634)	(4,082)
Adjusted EBITDA for the period	$5,756	$7,345	$7,052	$14,391	$17,338

Adjusted EBITDA in percentage of sales	9.6%	11.5%	11.6%	6.2%	7.2%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2014	2013
Assets

Current assets
Cash	$54,121	$45,386
Short-term investments	5,726	4,868
Accounts receivable
Trade	46,031	50,117
Other	2,001	2,778
Income taxes and tax credits recoverable	3,796	6,525
Inventories	35,232	35,705
Prepaid expenses	2,281	2,561

	149,188	147,940

Tax credits recoverable	41,745	41,719
Property, plant and equipment	42,780	45,523
Intangible assets	7,293	7,543
Goodwill	26,488	27,313
Deferred income tax assets	9,816	10,807
Other assets	721	693

	$278,031	$281,538
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$29,553	$26,253
Provisions	532	756
Income taxes payable	840	679
Current portion of long-term debt	‒	296
Deferred revenue	8,990	9,467

	39,915	37,451

Deferred revenue	3,319	3,932
Deferred income tax liabilities	3,087	3,226
Other liabilities	340	477

	46,661	45,086

Shareholders’ equity
Share capital	111,491	109,837
Contributed surplus	16,503	17,186
Retained earnings	113,635	112,852
Accumulated other comprehensive loss	(10,259)	(3,423)

	231,370	236,452

	$278,031	$281,538

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2014	Twelve months ended August 31, 2014	Three months ended August 31, 2013	Twelve months ended August 31, 2013

Sales	$59,742	$230,806	$60,888	$242,150

Cost of sales (1)	22,109	86,836	22,574	92,469
Selling and administrative	21,454	86,429	21,390	88,756
Net research and development	10,847	44,846	10,309	45,444
Depreciation of property, plant and equipment	1,258	4,995	1,446	6,028
Amortization of intangible assets	1,117	4,398	1,173	6,643
Interest and other income	(30)	(326)	(37)	(113)
Foreign exchange (gain) loss	334	(1,634)	(1,312)	(4,082)

Earnings before income taxes	2,653	5,262	5,345	7,005

Income taxes	1,449	4,479	1,543	5,664

Net earnings for the period	$1,204	$783	$3,802	$1,341

Basic and diluted net earnings per share	$0.02	$0.01	$0.06	$0.02

Basic weighted average number of shares outstanding (000’s)	60,347	60,329	60,132	60,323

Diluted weighted average number of shares outstanding (000’s)	61,043	61,015	60,929	61,110

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2014	Twelve months ended August 31, 2014	Three months ended August 31, 2013	Twelve months ended August 31, 2013

Net earnings for the period	$1,204	$783	$3,802	$1,341
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(294)	(7,086)	(3,686)	(15,830)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	76	(618)	(382)	(1,256)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	203	959	34	(247)
Deferred income tax effect of gains/losses on forward exchange contracts	(75)	(91)	93	403

Other comprehensive loss	(90)	(6,836)	(3,941)	(16,930)

Comprehensive income (loss) for the period	$1,114	$(6,053)	$(139)	$(15,589)

EXFO Inc.
Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options	87	–	–	–	87
Redemption of share capital	(2,565)	(531)	–	–	(3,096)
Reclassification of stock-based compensation costs	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,769	–	–	1,769
Net earnings for the year	–	–	1,341	–	1,341
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(15,830)	(15,830)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $403	–	–	–	(1,100)	(1,100)

Total comprehensive income (loss) for the year	–	–	1,341	(16,930)	(15,589)

Balance as at August 31, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options	225	–	–	–	225
Redemption of share capital	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	783	–	783
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive income (loss) for the year	–	–	783	(6,836)	(6,053)

Balance as at August 31, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2014	Twelve months ended August 31, 2014	Three months ended August 31, 2013	Twelve months ended August 31, 2013
Cash flows from operating activities
Net earnings for the period	$1,204	$783	$3,802	$1,341
Add (deduct) items not affecting cash
Stock-based compensation costs	424	1,696	437	1,768
Depreciation and amortization	2,375	9,393	2,619	12,671
Deferred revenue	(285)	(804)	(1,507)	(1,266)
Deferred income taxes	(557)	891	967	2,951
Changes in foreign exchange gain/loss	32	(491)	(215)	(1,091)
	3,193	11,468	6,103	16,374
Changes in non-cash operating items
Accounts receivable	7,261	3,578	(4,108)	(14,765)
Income taxes and tax credits	3,149	1,447	(2,004)	(4,205)
Inventories	2,072	(734)	2,125	2,916
Prepaid expenses	334	210	1,852	993
Other assets	73	92	(703)	(703)
Accounts payable and accrued liabilities and provisions	(6,124)	3,832	(3,876)	(2,373)
Other liabilities	(29)	(107)	(23)	(258)
	9,929	19,786	(634)	(2,021)
Cash flows from investing activities
Additions to short-term investments	(9,830)	(34,222)	(9,786)	(54,489)
Proceeds from disposal and maturity of short-term investments	9,402	33,208	9,783	57,514
Additions to capital assets	(2,785)	(7,931)	(2,074)	(8,026)
	(3,213)	(8,945)	(2,077)	(5,001)
Cash flows from financing activities
Repayment of long-term debt	‒	(307)	(296)	(589)
Exercise of stock options	‒	225	‒	87
Redemption of share capital	‒	(937)	(795)	(3,096)
	‒	(1,019)	(1,091)	(3,598)

Effect of foreign exchange rate changes on cash	(18)	(1,087)	(670)	(2,862)

Change in cash	6,698	8,735	(4,472)	(13,482)
Cash – Beginning of period	47,423	45,386	49,858	58,868
Cash – End of period	$54,121	$54,121	$45,386	$45,386